UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42263

Pheton Holdings Ltd

Room 306, NET Building,

Hong Jun Ying South Road, Chaoyang District,

Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Information Contained in this Form 6-K Report

Reference is made to the Report on Form 6-K furnished by Pheton Holdings Ltd (the “Company”) on August 29, 2025 (the “Prior 6-K”), which announced that the Company entered into a Stock Purchase Agreement (the “SPA”) with iTonic Corporation (“Target”) and certain shareholders of the Target (the “Selling Shareholders”), pursuant to which the Company agreed to acquire, and the Selling Shareholders agreed to sell, 51% of the total outstanding shares of the Target (the “Share Acquisition”). As disclosed in the Prior 6-K, as consideration for the Share Acquisition, the Company agreed to issue to the Selling Shareholders (i) 4,000,000 newly issued Class A ordinary shares of the Company, subject to release from lock-up upon the achievement of agreed-upon performance milestones set forth in the SPA, and (ii) warrants to purchase up to 3,000,000 Class A ordinary shares of the Company (the “Warrants”), which were likewise subject to milestone-based exercisability.

On September 28, 2025, the Company, the Selling Shareholders, and the Target entered into Amendment No. 1 to the SPA (the “Amendment”), which modified certain terms of the Share Acquisition.

The Share Acquisition closed on November 25, 2025 (“Closing”). At Closing, the Selling Shareholders transferred their equity interests to the Company, and the Target recorded the Company as the holder of such interests. Concurrently, the Company issued Warrants to the Selling Shareholders, representing the right to acquire up to 3,000,000 Class A ordinary shares of the Company at an exercise price of $3.10 per share (the “Warrant Shares”). The Warrants become exercisable in separate tranches, with each tranche becoming eligible for exercise upon the Target’s achievement of the applicable quarterly or annual performance milestones set forth in the SPA, as amended. Each of the twelve quarterly milestones and three annual milestones (each, a “Milestone,” and collectively, the “Milestones”) is tied to defined business performance metrics measured over the applicable measurement period within the overall performance period from January 1, 2026 through December 31, 2028. The determination as to whether a Milestone has been achieved will be made after the end of its applicable measurement period and in accordance with the procedures specified in the SPA, as amended. Upon the Company’s written confirmation that a Milestone has been satisfied in accordance with the SPA, as amended, the corresponding tranche of Warrants becomes exercisable for a period of ninety (90) days, subject to the terms and conditions set forth in the SPA, as amended. No Warrants shall be exercised after 5:00 p.m. Eastern Time on November 25, 2030.

Pursuant to the Amendment, the parties revised the mechanics governing the issuance of the 4,000,000 Class A ordinary shares (the “Earn-out Shares”) referenced in the Prior 6-K. Under the amended structure, Earn-out Shares will be issued upon the satisfaction of the applicable quarterly or annual Milestones, which will be evaluated over respective measurement periods within the overall performance period commencing on January 1, 2026 and ending on December 31, 2028. The Amendment further provides that the parties may, by mutual agreement, elect to effect the issuance of any portion of the Earn-out Shares in advance of the achievement of the related Milestone, provided that any such “Early Shares” will be subject to lock-up provisions and forfeiture if the related Milestones are not ultimately achieved, in accordance with the SPA, as amended. No Earn-out Shares will be issued (or, in the case of Early Shares, released from lock-up and forfeiture provisions) with respect to any Milestone that is not satisfied within its designated measurement period. As of the date of this Report, no Earn-out Shares have been issued.

Forward Looking Statements

Certain statements in this Report are not historical facts and constitute “forward-looking statements.” These statements include, without limitation, statements regarding the anticipated issuance and timing of the Earn-out Shares, the exercisability and related conditions of the Warrants, and the assumptions underlying such statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” “continues,” or similar expressions. Such statements are based upon the current beliefs and expectations of management of the Company. These statements are subject to risks, uncertainties, changes in circumstances, assumptions and other important factors, many of which are outside management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Actual results may differ materially from current expectations because of numerous risks and uncertainties, including, among others: (1) the risk that the Target may not achieve the performance Milestones required for the issuance of the Earn-out Shares and the exercisability of the Warrants; (2) the risk that the timing, procedures, or conditions related to the issuance of the Earn-out Shares or the exercisability of the Warrants may be delayed, may not be satisfied, or may require approvals or confirmations that are not obtained; (3) the risk of disputes, claims, or legal proceedings relating to the SPA, the Amendment, or the issuance of equity consideration; (4) the risk that changes in market, financial, or operational conditions may adversely affect the Company’s ability to realize the anticipated benefits of this transaction; and (5) general economic, regulatory, geopolitical, or market conditions that could impact the Company, the Target, or the combined operations following the transaction. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in Company’s public filings with the U.S. Securities and Exchange Commission from time to time, including the Company’s most recent Annual Report on Form 20-F for the year ended December 31, 2024. The Company’s shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pheton Holdings Ltd

Date: December 5, 2025	By:	/s/ Jianfei Zhang
	Name:	Jianfei Zhang
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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